                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             Beyond.com Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    08860E309
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[_]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 08860E309                   13G                     Page 2 of 16 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name Citadel Limited Partnership
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois limited partnership
          U.S.A.
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

                           0
                   -------------------------------------------------------------
  NUMBER OF          6.    SHARED VOTING POWER
   SHARES                  $4,838,000 in principal amount of 10-7/8 Convertible
BENEFICIALLY               Notes (convertible into 112,185 shares of Common
  OWNED BY                 Stock)/1/
    EACH                   120,677 shares of Common Stock
  REPORTING        -------------------------------------------------------------
   PERSON            7.    SOLE DISPOSITIVE POWER
    WITH
                           0
                   -------------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER

                           See Row 6 above.
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Row 6 above.
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 6.8% as of December 31, 2001. (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10-7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*

          PN; HC
--------------------------------------------------------------------------------

/1/ The 10-7/8 Convertible Notes accrue interest at a rate of 10-7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

-------------------                                           ------------------
CUSIP No. 08860E309                   13G                     Page 3 of 16 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name GLB Partners, L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnership
          U.S.A.
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

                           0
                   -------------------------------------------------------------
  NUMBER OF          6.    SHARED VOTING POWER
   SHARES                  $4,838,000 in principal amount of 10-7/8 Convertible
BENEFICIALLY               Notes (convertible into 112,185 shares of Common
  OWNED BY                 Stock)/1/
    EACH                   120,677 shares of Common Stock
  REPORTING        -------------------------------------------------------------
   PERSON            7.    SOLE DISPOSITIVE POWER
    WITH
                           0
                   -------------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER

                           See Row 6 above.
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Row 6 above.
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 6.8% as of December 31, 2001. (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10-7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*

          PN; HC
--------------------------------------------------------------------------------

/1/ The 10-7/8 Convertible Notes accrue interest at a rate of 10-7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

-------------------                                           ------------------
CUSIP No. 08860E309                   13G                     Page 4 of 16 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name Citadel Investment Group, L.L.C.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited liability company
          U.S.A.
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

                           0
                   -------------------------------------------------------------
  NUMBER OF          6.    SHARED VOTING POWER
   SHARES                  $4,838,000 in principal amount of 10-7/8 Convertible
BENEFICIALLY               Notes (convertible into 112,185 shares of Common
  OWNED BY                 Stock)/1/
    EACH                   120,677 shares of Common Stock
  REPORTING        -------------------------------------------------------------
   PERSON            7.    SOLE DISPOSITIVE POWER
    WITH
                           0
                   -------------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER

                           See Row 6 above.
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Row 6 above.
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 6.8% as of December 31, 2001. (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10-7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*

          OO; HC
--------------------------------------------------------------------------------

/1/ The 10-7/8 Convertible Notes accrue interest at a rate of 10-7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

-------------------                                           ------------------
CUSIP No. 08860E309                   13G                     Page 5 of 16 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name Kenneth Griffin
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
          U.S.A.
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

                           0
                   -------------------------------------------------------------
  NUMBER OF          6.    SHARED VOTING POWER
   SHARES                  $4,838,000 in principal amount of 10-7/8 Convertible
BENEFICIALLY               Notes (convertible into 112,185 shares of Common
  OWNED BY                 Stock)/1/
    EACH                   120,677 shares of Common Stock
  REPORTING        -------------------------------------------------------------
   PERSON            7.    SOLE DISPOSITIVE POWER
    WITH
                           0
                   -------------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER

                           See Row 6 above.
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Row 6 above.
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 6.8% as of December 31, 2001. (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10-7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

/1/ The 10-7/8 Convertible Notes accrue interest at a rate of 10-7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

-------------------                                           ------------------
CUSIP No. 08860E309                   13G                     Page 6 of 16 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name Wellington Partners Limited Partnership
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois limited partnership
          U.S.A.
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

                           0
                   -------------------------------------------------------------
  NUMBER OF          6.    SHARED VOTING POWER
   SHARES                  $4,838,000 in principal amount of 10-7/8 Convertible
BENEFICIALLY               Notes (convertible into 112,185 shares of Common
  OWNED BY                 Stock)/1/
    EACH                   120,677 shares of Common Stock
  REPORTING        -------------------------------------------------------------
   PERSON            7.    SOLE DISPOSITIVE POWER
    WITH
                           0
                   -------------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER

                           See Row 6 above.
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Row 6 above.
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 6.8% as of December 31, 2001. (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10-7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*

          PN; HC
--------------------------------------------------------------------------------

/1/ The 10-7/8 Convertible Notes accrue interest at a rate of 10-7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

-------------------                                           ------------------
CUSIP No. 08860E309                   13G                     Page 7 of 16 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name Citadel Equity Fund Ltd.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda company
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

                           0
                   -------------------------------------------------------------
  NUMBER OF          6.    SHARED VOTING POWER
   SHARES                  $4,838,000 in principal amount of 10-7/8 Convertible
BENEFICIALLY               Notes (convertible into 112,185 shares of Common
  OWNED BY                 Stock)/1/
    EACH                   120,677 shares of Common Stock
  REPORTING        -------------------------------------------------------------
   PERSON            7.    SOLE DISPOSITIVE POWER
    WITH
                           0
                   -------------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER

                           See Row 6 above.
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Row 6 above.
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 6.8% as of December 31, 2001. (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10-7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

/1/ The 10-7/8 Convertible Notes accrue interest at a rate of 10-7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

-------------------                                           ------------------
CUSIP No. 08860E309                   13G                     Page 8 of 16 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name Kensington Global Strategies Fund, Ltd.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda company
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

                           0
                   -------------------------------------------------------------
  NUMBER OF          6.    SHARED VOTING POWER
   SHARES                  $4,838,000 in principal amount of 10-7/8 Convertible
BENEFICIALLY               Notes (convertible into 112,185 shares of Common
  OWNED BY                 Stock)/1/
    EACH                   120,677 shares of Common Stock
  REPORTING        -------------------------------------------------------------
   PERSON            7.    SOLE DISPOSITIVE POWER
    WITH
                           0
                   -------------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER

                           See Row 6 above.
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Row 6 above.
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 6.8% as of December 31, 2001. (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10-7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*

          CO; HC
--------------------------------------------------------------------------------

/1/ The 10-7/8 Convertible Notes accrue interest at a rate of 10-7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

-------------------                                           ------------------
CUSIP No. 08860E309                   13G                     Page 9 of 16 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Name Jackson Investment Fund, Ltd.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands company
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

                           0
                   -------------------------------------------------------------
  NUMBER OF          6.    SHARED VOTING POWER
   SHARES                  $4,838,000 in principal amount of 10-7/8 Convertible
BENEFICIALLY               Notes (convertible into 112,185 shares of Common
  OWNED BY                 Stock)/1/
    EACH                   120,677 shares of Common Stock
  REPORTING        -------------------------------------------------------------
   PERSON            7.    SOLE DISPOSITIVE POWER
    WITH
                           0
                   -------------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER

                           See Row 6 above.
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Row 6 above.
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 6.8% as of December 31, 2001. (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10-7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

/1/ The 10-7/8 Convertible Notes accrue interest at a rate of 10-7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

-------------------                                          -------------------
CUSIP No. 08860E309                   13G                    Page 10 of 16 Pages
-------------------                                          -------------------


Item 1(a)       Name of Issuer:   BEYOND.COM CORPORATION

      1(b)      Address of Issuer's Principal Executive Offices:

                3200 Patrick Henry Drive
                Santa Clara, California 95054

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office
Item 2(c)       Citizenship

                Citadel Limited Partnership
                225 W. Washington
                9th Floor
                Chicago, Illinois 60606
                Illinois limited partnership

                GLB Partners, L.P.
                225 W. Washington
                9th Floor
                Chicago, Illinois 60606
                Delaware limited partnership

                Citadel Investment Group, L.L.C.
                225 W. Washington
                9th Floor
                Chicago, Illinois 60606
                Delaware limited liability company

                Kenneth Griffin
                225 W. Washington
                9th Floor
                Chicago, Illinois 60606
                U.S. Citizen

                Wellington Partners Limited Partnership
                c/o Citadel Investment Group, L.L.C.
                225 W. Washington
                9th Floor
                Chicago, Illinois 60606
                Illinois limited partnership

-------------------                                          -------------------
CUSIP No. 08860E309                   13G                    Page 11 of 16 Pages
-------------------                                          -------------------

                Citadel Equity Fund Ltd.
                c/o Citadel Investment Group, L.L.C.
                225 W. Washington
                9th Floor
                Chicago, Illinois 60606
                Bermuda company

                Kensington Global Strategies Fund, Ltd.
                c/o Citadel Investment Group, L.L.C.
                225 W. Washington
                9th Floor
                Chicago, Illinois 60606
                Bermuda company

                Jackson Investment Fund Ltd.
                c/o Citadel Investment Group, L.L.C.
                225 W. Washington
                9th Floor
                Chicago, Illinois 60606
                Cayman Islands company

      2(d)      Title of Class of Securities:

                Common Stock, par value $0.001 per share

      2(e)      CUSIP Number:       08860E309.


Item 3   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

         (a)  [_]   Broker or dealer registered under Section 15 of the Exchange
                    Act;

         (b)  [_]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)  [_]   Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act;

         (d)  [_]   Investment company registered under Section 8 of the
                    Investment Company Act;

         (e)  [_]   An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

         (f)  [_]   An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

-------------------                                          -------------------
CUSIP No. 08860E309                   13G                    Page 12 of 16 Pages
-------------------                                          -------------------


         (g)  [_]   A parent holding company or control person in accordance
                    with Rule 13d-1(b)(ii)(G);

         (h)  [_]   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

         (i)  [_]   A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act;

         (j)  [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4   Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
CITADEL EQUITY FUND LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
JACKSON INVESTMENT FUND LTD.

         (a)  Amount beneficially owned:

$4,838,000 in principal amount of 10-7/8 Convertible Notes (convertible into
   112,185 shares of Common Stock)/1/
120,677 shares of Common Stock.

        (b)   Percent of Class:

Approximately 6.8% as of December 31, 2001. (Based on 3,305,271 shares of Common Stock issued and outstanding as of October 31, 2001, plus the shares of Common Stock issuable upon the conversion of the 10-7/8 Convertible Notes referred to in item (a) above.)

-------------------                                          -------------------
CUSIP No. 08860E309                   13G                    Page 13 of 16 Pages
-------------------                                          -------------------

        (c)   Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote:

                       0

                (ii)   shared power to vote or to direct the vote:

                       See item (a) above.

                (iii)  sole power to dispose or to direct the disposition of:

                       0

                (iv)   shared power to dispose or to direct the disposition of:

                       See item (a) above.

/1/ The 10-7/8 Convertible Notes accrue interest at a rate of 10-7/8% per annum from September 11, 2000, payable in cash or shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), at the Company's option, on June 1 and December 1 of each year. As of December 31, 2001, the 10-7/8 Convertible Notes had accrued interest of approximately $43,243. If the Company elects to pay the interest payment in shares of Common stock, the Common Stock will be valued at 90% of the average of the closing prices for the five trading days immediately preceding the second trading day prior to the interest payment date (every June 1 and December 1) for which interest will be paid in shares of Common Stock.

The securities reported herein include (i) 120,677 shares of Common Stock and
(ii) shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $4,838,000 in principal amount of the Company's 10-7/8 Convertible Notes due December 1, 2003 which may be converted by the Reporting Persons, at any time prior to the close of business on December 1, 2003, into shares of Common Stock at the conversion price equal to $43.125, subject to adjustment upon certain dilutive events. The 10-7/8 Convertible Notes were issued on September 11, 2000.

The Reporting Persons note that on January 25, 2002 the Registrant reported that it had filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, that it expects the proceeds of the sale to be insufficient to cover all of its liabilities, and that its stockholders will not receive any distribution upon completion of the bankruptcy proceedings.

Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Persons cannot be the "beneficial owners" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.


Item 5   Ownership of Five Percent or Less of a Class:

     Not Applicable.

-------------------                                          -------------------
CUSIP No. 08860E309                   13G                    Page 14 of 16 Pages
-------------------                                          -------------------


Item 6   Ownership of More than Five Percent on Behalf of Another Person:

     Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

     See Item 2 above.

Item 8   Identification and Classification of Members of the Group:

     Not Applicable.

Item 9   Notice of Dissolution of Group:

     Not Applicable.

Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------                                          -------------------
CUSIP No. 08860E309                   13G                    Page 15 of 16 Pages
-------------------                                          -------------------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2002     /s/ Kenneth Griffin
                                          --------------------------------------
                                          Kenneth Griffin

CITADEL LIMITED PARTNERSHIP               CITADEL INVESTMENT GROUP, L.L.C.

By: GLB Partners, L.P.,                   By: /s/ Kenneth Griffin
    its General Partner                       ----------------------------------
                                              Kenneth Griffin, President

By: Citadel Investment Group, L.L.C.,
    its General Partner                   CITADEL EQUITY FUND LTD.

By: /s/ Kenneth Griffin                   By: Citadel Limited Partnership,
    -------------------------------           its Trading Manager
    Kenneth Griffin, President

GLB PARTNERS, L.P.                        By: GLB Partners, L.P.,
                                              its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner                   By: Citadel Investment Group, L.L.C.,
                                              its General Partner

By: /s/ Kenneth Griffin
    -------------------------------
    Kenneth Griffin, President            By: /s/ Kenneth Griffin
                                              ----------------------------------
                                              Kenneth Griffin, President

KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
    ------------------------------
    Kenneth Griffin, President

-------------------                                          -------------------
CUSIP No. 08860E309                   13G                    Page 16 of 16 Pages
-------------------                                          -------------------

JACKSON INVESTMENT FUND LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
    -------------------------------
    Kenneth Griffin, President


WELLINGTON PARTNERS LIMITED
PARTNERSHIP

By: Citadel Limited Partnership,
    its General Partner

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
    -------------------------------
    Kenneth Griffin, President